Eagle Nuclear Energy Corp.

5470 Kietzke Lane, Suite 300

Reno, Nevada 89511

April 13, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja Majmudar

Re:          Eagle Nuclear Energy Corp.

Registration Statement on Form S-1, as amended

File No. 333-294464

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Eagle Nuclear Energy Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), so that it becomes effective as of 4:00 p.m., Eastern Time, on Tuesday, April 14, 2026, or as soon as practicable thereafter.

Please contact E. Peter Strand of Nelson Mullins Riley & Scarborough LLP via telephone at (202) 689-2983, or via email at peter.strand@nelsonmullins.com with any questions and please notify him when this request for acceleration has been granted.

Sincerely,

EAGLE NUCLEAR ENERGY CORP.

/s/ Manavdeep Mukhija
Name: Manavdeep Mukhija Title: Chief Executive Officer and Chairman

cc: E. Peter Strand, Nelson Mullins Riley & Scarborough LLP